SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 8, 2005


                               __________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              __________________
                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:    Press releases

[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE



         TURKCELL ILETISIM HIZMETLERI A.S. REPORTS 2004 YEAR END RESULTS


     Impressive growth and strong results on the back of favorable operating environment


Istanbul, Turkey, April 6, 2004 - Turkcell (NYSE:TKC, ISE:TCELL),
(www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the year ended December 31, 2004. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP) and are expressed in US$.

Figures in brackets following the operational and financial results for the year 2004 refer to the same item in the year 2003 and figures in brackets following the operational and financial results for the fourth quarter of 2004 refer to the same item in the third quarter of 2004.

In 2004, the Turkish Parliament approved a law requiring the removal of six zeros from the Turkish Lira and the creation of a new currency, the New Turkish Lira ("TRY"). One US$ equaled TRY 1.3421 at December 31, 2004. Therefore, effective January 1, 2005 one million Turkish Lira will be equal to one New Turkish Lira. Turkish Lira will remain in circulation along with the New Turkish Lira until the end of 2005, at which time only the New Turkish Lira will remain in circulation.

Highlights of the Year

o Coupled with the management's initiatives, positive macroeconomic developments and strong consumer sentiment led to improved operating results

o Turkcell added 4.4 million (3.3 million) net new subscribers during 2004 and recorded a 23% increase in its overall customer base to 23.4 million (19.0 million) as of December 31, 2004

o Usage increased by 11% to 64.9 minutes (58.5 minutes) as a result of improvements in the macroeconomic environment, consumer sentiment and volume-based campaigns

o Major legal disputes with Turk Telekom and the Turkish Treasury have been settled

o Revenues increased 44% to US$3.2 billion (US$2.2 billion), during the year ended December 31, 2004

o EBITDA more than doubled to US$1,338.8 million (US$642.9 million) during the year ended December 31, 2004

o Turkcell recorded net income of US$511.8 million (US$215.2 million) during the year ended December 31, 2004

o Turkcell announced its intention to distribute cash dividends in an amount of not less than 50% of its distributable profits subject to its cash flow requirements, and approval of the General Assembly of Shareholders to be held on April 29, 2005


Summary of Financial and Operational Data


                                                      Q4 2003    Q3 2004    Q4 2004    YE 2003   YE 2004

Number of total subscribers (million)                    19.0       22.3       23.4       19.0       23.4
Number of post-paid subscribers (million)                 4.8        5.0        5.1        4.8        5.1
Number of pre-paid subscribers (million)                 14.2       17.3       18.3       14.2       18.3

ARPU
Average revenue per user, blended (US$)                   6.7       14.7       12.4       10.6       12.3
Average revenue per user, postpaid (US$)                 19.3       33.8       29.0       24.4       29.2
Average revenue per user, prepaid (US$)                   2.4        8.9        7.6        5.4        7.2

Churn (%)                                                 3.1        2.0        2.0       14.5        9.1

MOU
Minutes of usage, blended, per month                     57.5       73.6       63.8       58.5       64.9

Revenue (US$ million)                                     380        969        880      2,219      3,201

EBITDA* (US$ million)                                   (158)        481        384        643      1,339

Translation (Loss)/Gain (US$ million)                    (26)        13        (33)      (102)       (11)

Net Income (US$ million)                                 (14)        151        139        215        512

All figures are quarterly if not specified otherwise.


* EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash used for operating activities.


Comments from the CEO, Muzaffer Akpinar
--------------------------------------------------------------------------------

The year ended December 31, 2004 was a year of growth in a favorable operating environment. We achieved strong operational results while maintaining our leading position in the market with a market share of 67% according to the figures prepared by the Telecommunications Authority. We recorded 23% growth in our subscriber base as well as 11% growth in usage. We generated strong financial results and maintained our focus on cost efficiency.

During 2004, we settled our legal disputes with Turk Telekom and with the Turkish Treasury, and we believe that the settlements are satisfactory for Turkcell and our shareholders.

The Turkish telecommunications market underwent considerable changes during the year. One GSM operator was seized by the government, while the other two GSM operators completed a merger with one another. As a result, we now operate in a three operator environment. The Turkish government commenced the privatization process for Turk Telekom and announced May 2005 as the deadline for the bidders to enter the process. In addition to the foregoing, the Telecommunications Authority issued Long Distance Traffic Carriers licenses and some of the licensees have already commenced operations.

We believe that the foregoing changes in the market will have an impact in our operational environment, in particular with regard to increasing the level of competition. As a result, the intense competition and pricing pressures we have seen throughout the year may continue. However, we would like to remain optimistic that the liberalization efforts leading to the privatization of Turk Telekom and the sale of one of the GSM operators could provide a more commercially-oriented competitive environment in the future.

During 2004, we have seen introduction of price discounts by our competitors in the market. This price competition continued during the first quarter of 2005. Discounts generally evolved from being mainly on-net community discounts to include off-net discounts to GSM and to fixed line callings and flat rate tariff plans for all directions in 2005. Our intention is to continue to keep our focus on a `Better Value for Money' approach as we are developing offers to further suit the needs and expectations of our customers. In 2004, we proactively managed our position in the market by monitoring these developments and taking necessary actions to improve customer satisfaction with service and product offerings. As a result, we achieved lower churn rates during 2004 in comparison to the previous year.

We have also kept building on our technological leadership through our commitment to advanced technologies such as EDGE (Enhanced Data rate for GSM Evolution), which provides higher access speeds, and the continued roll-out of our nationwide 2.5G network. We believe our planned network investments of US$500 million in 2005 should allow us to retain our leadership position, in terms of service quality and coverage.

On the international front, Eurasia, our effectively 51% owned subsidiary through its subsidiary Astelit introduced its new brand "life :)" on February 1, 2005 in the Ukrainian GSM market, using GSM 1800 technology. We will continue rolling out services in Ukraine with the aim of improving our position in the market.

We have had set backs in Iran after the Parliament of Iran amended the previously-agreed license agreement between Irancell and the government. We understand that after the Guardian Counsel of Iran has rejected these amendments of the Parliament, Parliament of Iran sent amendments back to Guardian Counsel with limited changes. As the existing amendments create restrictions on management and control rights as well as our ability to consolidate Irancell's financial results into our financials statements, they significantly differ from the original license terms and jeopardize our ability to go forward with the project. Nevertheless, our interest regarding Iranian market continues and we expect that our involvement should resume through monitoring the on-going process or any new future direction.

During 2004, we were honored to have been re-elected to the Board of the GSM Association, which represents more than 670 second and third generation mobile operators with over 1.2 billion subscribers and handset manufacturers around the world. Our election to this post is an indication of our continuing success, and we believe we will continue to contribute through this platform to both global and local development of the GSM standards.

We believe the outlook for 2005 is positive given the overall strength of the Turkish economy, in which we expect single digit inflation and improved consumer sentiment. Similarly, a positive resolution with the IMF regarding a new standby agreement and the start of the EU accession talks in October 2005 should provide an additional boost to the economic and business environment in Turkey. However, we are mindful that political and regional tensions have in the past had an impact on the economic performance of the Turkish economy and our operating environment and may continue to do so in the future. Therefore, while we remain optimistic for the year ahead, we will continue to monitor these external developments that may have an impact on our business environment.

In 2005, we aim to maintain our leading position in our local market by continuing to capitalize on our well-established brand name, customer focused approach, nationwide quality network coverage, and extensive distribution channels. We believe our strong market position and financial strength will continue to provide a solid base for meeting the challenges of our changing operating environment.

We intend to continue moving ahead with our international operations in 2005. Our intention is to build a fundamentally sound business in Ukraine while following up on issues regarding our investment in Iran. Given the delays we have faced in Iran, we may also selectively evaluate other international opportunities in the region as they may arise in the future.

On March 25, 2005 TeliaSonera announced that it had reached an agreement with the Cukurova Group to acquire an additional effective 27% of the shares in Turkcell for a cash consideration of US$3.1 billion. This transaction would increase TeliaSonera's effective ownership stake to 64.3% from 37.09%. As announced, the transaction is expected to be completed in the second quarter of 2005 and is subject to agreement on completion of documentation and receipt of regulatory approvals.


Overview
--------

Improved consumer sentiment and a favorable macroeconomic environment helped us produce strong operational and financial results. Revenues increased 44% to US$3.2 billion (US$2.2 billion) mainly as a result of the growth in the subscriber base and increase in usage. We recorded 23% growth in our subscriber base and reached 23.4 million (19.0 million) at December 31, 2004 as a result of the 4.4 million net new subscriber additions. At the same time, our annual churn rate decreased to 9.1% (14.5%) for 2004. The annual average minutes of usage per subscriber increased by 11% in 2004 and reached 64.9 minutes.

The mobile line penetration rate in Turkey reached approximately 50%, which is low relative to mobile penetration rates elsewhere in Europe. Given the demographics of the Turkish population and market dynamics, we expect the Turkish market to continue to grow, although at a slower rate than the past few years. We also expect the growth in the market to come predominantly from prepaid subscribers.

The evolution of the Turkish telecom sector is continuing. The tender process for Turk Telekom's privatization commenced in November 2004 and will continue in 2005. As we announced in January 2005, we submitted an application through one of our subsidiaries, Turktell Bilisim Servisleri A.S. ("Turktell"), as part of a large consortium, which was pre-qualified and accepted for participation in the tender. In addition, the sale of Telsim is still on the agenda of the SDIF (Savings Deposit Insurance Fund), which is currently managing Telsim. Currently, there is no announced date for the sale of Telsim. As these changes and their timing will affect our operational environment, we will monitor these and related developments closely.

On the GSM front, aggressive price competition dominated the year. Our ambition remains to enhance the customer satisfaction through our segmented approach in service, product and tariff offerings while sustaining a balance with our revenue goals. One of the most significant offers we have introduced in 2004 was the introduction of "PSTN=ON-NET", which was actually a continuation of our "GSM to PSTN" discount campaign, initiated on March 2004, and the "three number calling option at half price" campaign where one number could be a PSTN number introduced in July 2004. We believe our offer has been effective in improving usage levels and the results are in line with our expectations.

We believe lower termination rates in the wholesale side have been another factor in our market since September 2003, which have led to further pricing pressures. Along with the already lower rates, the reference tariff structure introduced by the Telecommunications Authority during the year may impose further reduction in rates which may come into effect if the current discussions between operators to renew existing pricing terms of the interconnection agreements do not result in an agreement. Currently, an escalation has been made by Telsim and it is likely that Turk Telekom may escalate this issue to the Telecommunication Authority for its intervention.

We continued to build on technological leadership in the market throughout the year and in 2005 through the introduction of new services and products to enrich our offerings. We continued to invest in infrastructure enabling services such as, Push-to-Talk, Ringback tone and Active Camel. We also enlarged our product portfolio with new value added services such as Instant Messaging Service, and M-Ticketing. Our service offerings will continue throughout 2005 with our objective to enrich lives of our subscribers with advanced, yet suitable, offerings and underlying advanced technology. Our recent introduction of EDGE (Enhanced Data rate for GSM Evolution) technology provides our subscribers with faster Internet access through their GSM handsets as well as laptops. Furthermore, we have already set up a third generation ("3G") trial system and begun discussing details of the 3G trial system internally. The licensing process and, in particular the distribution of 3G licenses in Turkey, is currently not clear yet, but we intend to play a leading role in this area once it is underway.


Settlement Agreements
--------------------------------------------------------------------------------

As announced in December 2004, we have settled the dispute regarding the call termination pricing for the period between April 1998 and September 2003 with Turk Telekom, and the dispute on the calculation and payment of Turkcell's ongoing 15% license fee to the Turkish Treasury for the period April 1998 through May 2004. The agreements became effective as of December 24, 2004.

Settlement Agreement regarding Turk Telekom Dispute

Turkcell and Turk Telekom calculated Turk Telekom's receivables as TRY1,808 million (US$1,347 million as of December 31, 2004), including principal, interest, Value Added Tax ("VAT") and Special Communications Tax ("SCT") and Turkcell's receivable as TRY 278 million (US$207 million as of December 31, 2004), including principal, interest, VAT and SCT. After netting the receivables, Turkcell and Turk Telekom agreed that Turkcell owed Turk Telekom a total of TRY1,531 million (US$1,141 million as of December 31, 2004), including principal, interest, VAT and SCT. Turkcell accepted this agreement and committed to pay TRY998 million (US$744 million as of December 31, 2004) after the deduction of Turk Telekom's collections through November 30, 2004, amounting to TRY533 million (US$397 million as of December 31, 2004), including principal, interest, VAT and SCT.

The amounts of the settlement are in line with the provisions we have provided as of the quarter ended September 30, 2004. However, since the settled amounts are denominated in TRY and include taxes, there has been a change in US$ amounts due to appreciation of TRY against US$. In accordance with the agreement, the amount paid in the fourth quarter of 2004 amounts to TRY32 million (US$24 million as of December 31, 2004) excluding taxes. The remaining principle balance of TRY766 million excluding taxes (US$571 million as of December 31, 2004) as of

December 31, 2004, will be paid in 17 equal monthly installments starting on January 1, 2005. Monthly payments for January, February and March 2005 have been made. Interest will be paid on the installment amounts, according to the payment plan. The monthly interest rate will be calculated from the annual simple interest rate of the most recent date to 15th of the payment month, TRY denominated discount bond issued by the Turkish Treasury. The interest payment for each installment will be calculated on the outstanding balance after the last payment.

Settlement Agreement regarding the Turkish Treasury Dispute

According to the agreement, Turkcell agreed to pay TRY867 million (US$646 million as of December 31, 2004) to the Treasury, which comprised of TRY597 million (US$445 million as of December 31, 2004) in principal, and TRY270 million (US$201 million as of December 31, 2004) in interest. These settled amounts are in line with the provisions we have provided as of the quarter ended September 30, 2004.

Turkcell paid TRY600 million (US$447 million as of December 31, 2004) principal and an additional interest of TRY6 million (US$5 million) on outstanding balances in the fourth quarter of 2004 with the remaining balance of TRY267 million (US$199 million as of December 31, 2004) due in three equal payments in January, February, and March of 2005. Interest is added to each payment, calculated from the previous months average annual simple interest rate of the TRY denominated discounted bonds issued by the Turkish Treasury. As of the date of this announcement the payments have been completed and the total TRY882 million (US$657 million) including principal and interest has been paid.

With regards to the settlement agreement with the Treasury, the resolution covers the disputed period starting from April 1998 through to the date on which the agreement was finalized, which was May 31 2004. The parties agreed to exclude the education fund and frequency usage and transmission fee from the calculation of gross revenue on which the 15% Treasury fee is calculated and to include other disputed items in the calculation for the subject period. As practice, Turkcell has paid 15% Treasury Share on all gross revenue items excluding education fund and frequency usage and transmission fee including 18% VAT throughout 2004 as per the settlement agreement. Turkcell also continued the same practice for the applicable period in 2005 with a reservation while the discussions with between the parties to exclude indirect taxes such as 18% VAT and interest charges for late collection from subscribers from gross revenue are still continuing.

The repayment schedule for the remaining principle balances, excluding taxes, as of January 1, 2005 is as follows:

US$ mio            Q1      Q2        Q3      Q4        FY       FY      TOTAL
                  2005    2005      2005    2005      2005     2006

Principle         313     114       105     101       633       167      800

Treasury          199      -         -       -        199        -       199

Interconnection   101     101        101    101       404       167      571

Infrastructure*    13      13          4     -         30        -        30


*In October 14, 2004, we announced that we settled our Infrastructure Usage and Fund Share dispute with Turk Telekom by an amicable agreement.

Dividend Distribution
--------------------------------------------------------------------------------

In accordance with the dividend policy that we have adopted, which is set out in our Corporate Governance Guidelines, the Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our distributable profits, for each fiscal year, starting with profits for fiscal 2004. However, the payment of dividends will still be subject to our cash flow requirements, compliance with Turkish laws and regulations and the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders to be held on April 29, 2005.


International Investments
--------------------------------------------------------------------------------

Fintur
------

Fintur International continued its strong growth in the fourth quarter of 2004. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 407,000 net new subscribers, raising the total number of subscribers to approximately 3.9 million (3.5 million) as of December 31, 2004. Furthermore, in the fourth quarter of 2004 revenues were US$164 million (US$155 million), leading to a 6% increase compared to the third quarter of 2004. The combined revenue of Fintur reached US$ 557 million and the EBITDA of each business was positive in 2004. We own 41.45% of Fintur and account for this investment using the equity method, which totaled US$44 million income in 2004.

Ukraine
-------

Our 51% owned subsidiary Astelit, introduced its new brand "life :)" on February 1, 2005 in the Ukrainian GSM market. Having targeted capital expenditures of around US$250 - 300 million in the first two years of operations, Astelit signed three vendor financing agreements with Nokia ((euro)125 million), Ericsson (US$89 million) and Sysdate (US$13 million). Turkcell guaranteed Astelit's obligations in proportion to its investment and Astelit aims to continue its investments in the following years to come and we may provide guarantees for the future financing arrangements.

Currently, life :) is operating in 21 major cities and planning to increase its coverage to 91 cities and the majority of the country's tourist areas and principal intercity highways. By the end 2005, life :) is planning to cover approximately 70% of the population living in cities with more than 5,000 or more inhabitants.

Since the acquisition of Astelit in the second quarter of 2004, operations in Ukraine have been consolidated in Turkcell's financial statements.

As per the working capital requirements of Astelit, we expect that there will be an increase in the paid in capital by US$50 million and we intend to participate to the capital increase of the company.

Iran
----

We have had set backs in Iran after the Parliament of Iran amended the previously-agreed license agreement between Irancell and the government. We understand that after the Guardian Counsel of Iran has rejected these amendments of the Parliament, Parliament of Iran sent amendments back to Guardian Counsel with limited changes. As the existing amendments create restrictions on management and control rights as well as our ability to consolidate Irancell's financial results into our financials, they significantly differ from the original license terms and jeopardize our ability to go forward with the project.

Turkcell had fulfilled the tender requirements of the government and signed a license agreement prior to suggested changes by the Parliament. At this point, Turkcell has incurred insignificant amount of operational expenses and no investments have been made in Iran.

Nevertheless, our interest regarding Iranian market continues and we expect that our involvement should resume through monitoring the on-going process or any new future direction.


Operational and Financial Review of Fourth Quarter and Full Year 2004
--------------------------------------------------------------------------------

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2004.

Summary of Financial and
Operational Data

                                                    Q4 2003    Q3 2004    Q4 2004  YE 2003  YE 2004

Number of total subscribers (million)                  19.0       22.3       23.4     19.0     23.4
Number of post-paid subscribers (million)               4.8        5.0        5.1      4.8      5.1
Number of pre-paid subscribers (million)               14.2       17.3       18.3     14.2     18.3

ARPU
Average revenue per user, blended (US$)                 6.7       14.7       12.4     10.6     12.3
Average revenue per user, postpaid (US$)               19.3       33.8       29.0     24.4     29.2
Average revenue per user, prepaid (US$)                 2.4        8.9        7.6      5.4      7.2

Churn (%)                                               3.1        2.0        2.0     14.5      9.1

MOU
Minutes of usage, blended, per month                   57.5       73.6       63.8     58.5     64.9

Revenue (US$ million)                                   380        969        880    2,219    3,201

EBITDA* (US$ million)                                 (158)        481        384      643    1,339

Translation (Loss)/Gain (US$ million)                  (26)         13      (33)     (102)     (11)

Net Income (US$ million)                               (14)        151       139       215      512

All figures are quarterly if not specified otherwise.

* EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash used for operating activities.

Exchange Rate Information
--------------------------------------------------------------------------------

One US$ equaled TRY 1.3421 (equaled to TL 1,342,100) as of December 31, 2004, which implies a quarterly 10% appreciation of TRY against US$ in the fourth quarter of 2004, and a yearly 4% appreciation of TRY against US$ in 2004. The wholesale price index and consumer price index increased by 13.8% and 9.3%, respectively in 2004. In 2003, there was a 15% appreciation of TRY against US$.


Financial and Operational Review
--------------------------------------------------------------------------------

The following discussion focuses principally on the developments and trends in our business in the fourth quarter of 2004. We believe that a year on year comparison both on a quarterly or an annual basis is not practical due to the additional provisions recorded in 2003 and 2004. Nevertheless, selected financial information for the fourth quarter of 2003 is included at the end of this press release.

Subscribers

We added approximately 1.1 million net new subscribers in the last quarter of 2004, raising our total number of mobile subscribers to 23.4 million as of December 31, 2004, up from 22.3 million subscribers at September 30, 2004. Accordingly, the quarterly growth in our subscriber base was 4.8% while annual growth was approximately 23% during 2004, up from 19.0 million subscribers at December 31, 2003. The overall subscriber base consisted of 5.1 million postpaid and 18.3 million prepaid subscribers as of year-end 2004. New gross subscribers acquired in 2004 consisted of 89% prepaid and 11% postpaid subscribers. The 23% increase in our overall subscriber base was supported by the favorable economic environment and low subscriber churn rate, which is driven by our segmented churn prevention activities and mass loyalty programs.

Revenues

We recorded US$879.5 million (US$969.3 million) in revenues in the fourth quarter of 2004, which implies a 9% decline compared to the third quarter of 2004 mainly due to seasonality and negative effect of Ramadan in usage (13%), in spite of the 10% appreciation of TRY during the quarter. After stripping out the adverse effect of additional provisions on revenues last year, we can conclude that, the decrease in revenues in the fourth quarter of 2004 compared to the third quarter of 2004 was lower than the same periods in 2003, mainly because of the growth in our subscriber base and the increase in usage, as well as appreciation of TRY against US$.


On an annual basis, revenues increased 44% to US$3,200.8 million (US$2,219.2 million) as a result of the growth of the subscriber base, increase in usage, 4.95% increase in tariffs, and 4% appreciation of TRY.


In 2005, we expect our revenues to increase at a slower pace compared to 2004, mainly derived from increase in subscriber base and appreciation of TRY against US$, together with the improvement in the macroeconomic indicators and improving usage.


MoU

Usage in the last quarter of the year has historically been lower than in the third quarter as people become less mobile due to winter and the Ramadan. On the back of this trend, our blended MoU decreased by 13% to 63.8 minutes (73.6 minutes) in the fourth quarter of 2004.

However, the improvement in the macroeconomic environment, which induced spending as well as our volume and segment-based campaigns led to increase in usage levels throughout 2004, and the average MoU increased by 11% to 64.9 minutes (58.5 minutes) in 2004.


Despite the fact that we believe the aggressive price competition will continue in 2005 we expect that the blended MOU will improve slightly in 2005 compared to 2004 due to the improvement in the macroeconomic indicators and consumer sentiment, our strong CRM activities, and the continuing impact of volume based campaigns.

ARPU

Our blended average revenue per user ("ARPU") decreased to US$12.4 (US$14.7) in the fourth quarter of 2004 as a consequence of seasonally lower usage. ARPU for prepaid and postpaid subscribers was US$7.6 (US$8.9) and US$29.0 (US$33.8), respectively during the same quarter. For the sake of comparison, after elimination of the effect of the provisional adjustments made in the fourth quarter of 2003, we can conclude that the drop in both postpaid and prepaid ARPU in the fourth quarter of 2004 compared to the third quarter was more moderate compared to that in the same period in 2003.

As for 2004, blended ARPU was US$12.3 (US$10.6) and postpaid and prepaid ARPU was US$29.2 (US$24.4) and US$7.2 (US$5.4), respectively. However, the dilutive impact of growing prepaid subscriber base limited the growth in ARPU in 2004.


Despite the fact that we expect the blended MOU to improve slightly in 2005, we expect blended ARPU to stay at similar levels as 2004 mainly due to decrease in incoming revenue, the dilutive impact of increasing prepaid subscribers and continued "better value for money" initiatives started in 2004.

EBITDA

EBITDA in the fourth quarter of 2004 deteriorated by 20% to US$384.1 million (US$481.1 million) mainly due to the 9% decline in revenues. EBITDA margin decreased to 44% (50%) in line with the increase in selling and marketing expenses, as well as general administrative expenses as a percentage of total revenues.

EBITDA in 2004 was US$1,338.8 million (US$642.9 million) while EBITDA margin climbed to 42% up from 29% in 2003. Despite the difficulty of making a year on year comparison due to the distortions of provisions recorded in both 2003 and 2004, we can conclude that the operational success in 2004 resulted in increased EBITDA levels compared to that in 2003.

In 2005, we believe 40% historical EBITDA margin is sustainable. However, based on strong TRY and further improvements of macro economic conditions may result in better EBITDA margin.

Translation gain

The appreciation of TL by 10% in the fourth quarter of 2004 led to a translation loss of US$32.7 million (US$12.7 million gain) mainly due to TL based provisions or liabilities in our Balance Sheet.

We recorded US$11.2 million translation loss in 2004 as opposed to US$102.4 million in 2003. The main reason underlying this improvement was the appreciation of TRY, which stood at lower levels of 4% in 2004 vs. appreciation of 15% in 2003, accompanied by a decrease in TRY based provisions due to the settlements and related payments.

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Turkcell's churn rate remained stable at 2% (2%) in the fourth quarter of 2004.

Annual churn rate in 2004 declined to 9.1% from 14.5% in 2003. Churn prevention efforts contributed to the improvement in the churn rate backed by positive market conditions and strong CRM capabilities.

We expect that churn rates will increase as a result of the increase in competition in the market in 2005, but we expect that it will remain below 2003 levels.


Profit & Loss and Balance Sheet Statements
--------------------------------------------------------------------------------

Net income

We recorded US$138.6 million (US$150.6 million) net income in the fourth quarter of 2004. The 8% decrease in net income is due to mainly the decrease in revenues, and the increase in interest expense.

We posted net income of US$511.8 million (US$215.2 million) in 2004, a 138% increase. The main reason for the significant improvement in 2004 was the distorting effect of additional legal provisions booked in the fourth quarter of 2003.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization was US$477.6 million (US$549.3 million), which represents a 13% quarter on quarter decline in nominal terms. The proportion of direct cost of revenues in total revenue improved to 54% (57%) mainly due to decrease in revenue related costs and the impact of expenses recorded regarding Turk Telekom infrastructure dispute and roaming dispute in the third quarter of 2004 not included in the fourth quarter of 2004.

In 2004, direct cost of revenues including depreciation and amortization was US$2,001.2 million (US$1,613.2 million). The effect of additional legal provisions in the last quarter of 2003 and 2004 related to various disputes had distortions on direct cost of revenues and their percentages in total revenues throughout.

Depreciation and amortization

Depreciation and amortization remained broadly stable at US$107.2 million (US$105.4 million) in the fourth quarter of 2004 as well as for the year 2004 at US$424.2 million (US$421.5 million).

Selling and marketing expenses

Our selling and marketing expenses increased by 20% to US$107.2 million (US$89.0 million) in the fourth quarter of 2004 on the back of increasing advertising expenses. This was mainly due to some New Year campaigns and roaming related advertisements during the holiday season. Parallel to this, the proportion of selling and marketing expenses in revenues increased to 12% (9%).

Selling and marketing expenses in 2004 were US$349.3 million (US$294.6 million), which constituted a 19% year on year rise. However, the share of selling and marketing expenses in revenues declined to 11% from 13% mainly due to the 44% increase in revenues in 2004 and the impact of legal provisions in 2003 related to Telecommunications Authority investigation related to and frequency usage fee expenses.


General and administrative expenses

We recorded US$43.3 million (US$26.5 million) general and administrative expenses in the fourth quarter of 2004. Accordingly, the proportion of general and administrative expenses in revenues increased to 5% (3%) due to payments made related to the dispute on deposits with a Turkish Bank, one time expenses related to Iran project and related consultancy fees.

During 2004 we recorded US$137.3 million (US$137.2 million) general and administrative expenses which remained almost stable and consequently a decrease in share of revenues to 4% (6%) was recorded.


Equity in net income of unconsolidated investees

Fintur continued its strong performance throughout the fourth quarter of 2004, and we recorded US$11.8 million (US$15.4 million) equity in net income of unconsolidated investees.

Due to the same reason, the equity in net income of unconsolidated investees more than doubled to US$43.6 million (US$18.9 million) in 2004.


Net interest income/(expense)

Net interest expense increased in the fourth quarter of 2004 to US$45.2 million (income of US$78.0 million) mainly due to interest expenses on outstanding balances related to settlement payments and income effect of additional legal provisions related to the Treasury Share dispute settlement provided in the third quarter of 2004, not included in the fourth quarter of 2004. We recorded a net interest income of US$31.3 million in 2004 compared to the net interest expense of US$366.3 million in 2003, mainly due to the distorting effect of additional legal provisions.

Income tax benefit (expense)

Turkcell recorded US$54.8 million of income tax expense (of which US$45.3 million and US$9.5 million were related to current tax charge and deferred tax charge, respectively) in the fourth quarter of 2004 compared to US$264.0 million income tax expense in the previous quarter.

Total tax expense recorded in 2004 was US$281.4 million, and US$477.3 million income in 2003.

In 2004, tax expenses were mainly due to the deferred tax effect of the payments related to legal disputes in 2004, which is tax deductible from the corporate tax basis as of 2004 year end and additional provision for withholding tax to be paid on taxable income of 2004.

The Ministry of Finance confirmed that Turkcell's payments made to Turk Telekom and the Treasury, based on settlement agreements, is tax deductable from our tax base whenever they are paid. Therefore, we reversed a portion of our deferred tax assets based on the payments made in connection with the settlements and deducted from our corporate tax base in 2004.

Additionaly, we recorded income tax expense (at the rate of 19.8%) of US$45.3 million (US$49.0 million) as of fourth quarter 2004 and US$94.3 million (US$
65.9 million) for the year 2004. The amount will be paid in TRY in May 2005. Since our investment incentive certificates provide tax benefit in the form of deductions for corporate tax purposes, we are exempt from 33% corporate tax (applicable in 2004); instead such deductions are subject to withholding tax at the rate of 19.8%.


Total assets

In the fourth quarter of 2004, our total assets decreased slightly to US$4,361.5 million (US$4,434.7 million).


Capital Expenditures

In the fourth quarter of 2004, we recorded US$134.6 million (US$153.5 million) capital expenditures, US$47 million (US$47 million) of which was related to the Ukrainian operations.

Total capital expenditures in 2004 amounted to US$486.7 million (US$172.9 million). The year on year increase mainly stemmed from US$176 million capital expenditures related to Ukraine operation, which started to be consolidated in the second quarter of 2004, as well as the capacity expenditure related to capacity increase in the local operations due to the growth in our subscriber base and increase in usage levels.


Debt

Turkcell's consolidated indebtedness including indebtedness from the Ukraine operation amounted to US$832.6 million (US$790.9 million) in the fourth quarter of 2004. Of the total amount, US$67 million (US$26 million) was related to Ukraine operations.


Reconciliation of Non-GAAP Financial Measures

The Company complies with the SEC's guidance regarding the use of non-GAAP financial measures. We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhance the understanding of our operating results and assist in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.


US$ million               Q4 2003     Q3 2004     Q4 2004    YE 2003    YE 2004

EBITDA                    (158.4)       481.1       384.1      642.9    1,338.8
Minority interest            1.1          1.8         3.0        3.6        7.5
Equity in net income of
unconsolidated investees     5.8         15.4        11.8       18.9       43.6
Interest expense          (230.0)        38.9       (83.5)    (483.6)    (121.5)
Net increase (decrease)
in assets and liabilities  703.2       (183.0)     (319.8)     904.8     (562.3)
Net cash provided by
operating activities       307.9        319.8       (34.0)   1,041.4      603.9


Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

                               www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of

100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 433 operators in 174 countries as of December 31, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.9 million subscribers as of December 31, 2004.


For further information please contact:


Contact:

Turkcell:
---------
Investors:                                Citigate Dewe Rogerson:
----------                                -----------------------
Koray Ozturkler, Investor Relations       Europe:
Tel: +90-212-313-1500                     Kate Delahunty
Email: koray.ozturkler@turkcell.com.tr    Tel: +44-207-282-2934
                                          Email: kate.delahunty@citigatedr.co.uk
                                          or
Ferda Atabek, Investor Relations          United States
Tel: +90-212-313-1275                     Victoria Hofstad/Jessica Wolpert
Email: ferda.atabek@turkcell.com.tr       Tel: +1-212-687-8080
investor.relations@turkcell.com.tr        Email: vhofstad@sardverb.com

Media:
------
Ilke Homris, Corporate Communications
Tel:  +90-212-313-2320
Email: ilke.homris@turkcell.com.tr

Bahar Erbengi, Corporate Communications
Tel: +90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr

                          TURKCELL ILETISIM HIZ. A.S.
                              SELECTED FINANCIALS


                                                        Year Ended              Year Ended
                                                       December 31,             December 31,
                                                           2003                      2004
                                                           ----                      ----

Consolidated Statement of Operations Data
Revenues
  Communication fees                                    2.150,4                   3.008,1
  Monthly fixed fees                                       41,1                      51,9
  SIM card sales                                           17,0                      28,3
  Call center revenues                                      8,2                       8,2
  Other                                                     2,5                      24,3
Total revenues                                          2.219,2                   3.200.8
Direct cost of revenues                                (1.613,2)                 (2.001,2)
                                                    -----------                ----------
Gross profit                                              606,0                   1.199,6
  General & administrative expenses                      (137,2)                   (137,3)
  Selling & marketing expenses                           (294,6)                   (349,3)
                                                    -----------                ----------

Income from operations                                    174,2                     713,0
Income from related parties, net                            3,7                       1,9
Interest expense                                         (483,6)                   (121,5)
Interest income                                           117,3                     152,8
Other Income, net                                           6,2                       7,1
Equity in net income of unconsolidated investees           18,9                      43,6
Minority interest                                           3,6                       7,5
Translation Loss                                         (102,4)                    (11,2)
                                                     -----------                ----------
Income before taxes                                      (262,1)                    793,2
Income tax benefit (expense)                              477,3                    (281,4)
                                                    -----------                ----------
Net income                                                215,2                     511,8
                                                    ===========                ==========

Net income per share                                    0,00043                   0,00035


Other Financial Data

Gross margin                                              27,3%                      37,5%
EBITDA(*)                                                642,9                    1,338,8
Capital expenditures                                     172,9                      486,7

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                582,7                      763,8
Total assets                                           3.867,3                    4.361,5
Long term debt                                           522,2                      270,3
Total debt                                               630,2                      832,6
Total liabilities                                      2.320,0                    2.376,0
Total shareholders' equity/Net Assets                  1.547,3                    1.985,5
Consolidated Cash Flow Information
Net cash provided by operating activities              1.041,4                      603,9
Net cash used in investing activities                   (198,9)                    (542,3)
Net cash provided by / (used in) financing activities   (653,8)                     119.5

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14

                          TURKCELL ILETISIM HIZ. A.S.
                              SELECTED FINANCIALS


                                                        Q3/04                      Q4/03                Q4/04
                                                      ------------             -------------         ----------
                                                       Quarter Ended           Quarter Ended         Quarter Ended
                                                       September 30,            December 31,          December 31,
                                                          2004                    2003                   2004
                                                          ----                    ----                   ----


Consolidated Statement of Operations Data
Revenues
  Communication fees                                       944,3                   355,7                 841,3
  Monthly fixed fees                                        14,2                    11,0                  13,5
  SIM card sales                                             6,7                     9,6                   6,8
  Call center revenues                                       1,9                     2,8                   2,4
  Other                                                      2,2                     0,7                  15,5
Total revenues                                             969,3                   379,8                 879,5
Direct cost of revenues                                   (549,3)                 (481,5)               (477,6)
                                                        ---------                 --------              -------
Gross profit                                               420,0                  (101,7)                401,9
  General & administrative expenses                        (26,5)                  (58,1)                (43,3)
  Selling & marketing expenses                             (89,0)                 (120,9)               (107,2)

Income (expense) from operations                           304,5                  (280,7)                251,4
Income from related parties, net                             0,5                     0,5                   0,5
Interest expense                                            38,9                  (230,0)                (83,5)
Interest income                                             39,1                    32,4                  38,3
Other Income (expense), net                                  1,7                     2,4                   4,6
Equity in net income of unconsolidated investees            15,4                     5,8                  11,8
Minority interest                                            1,8                     1,1                   3,0
Translation Gain/(Loss)                                     12,7                   (26,3)                (32,7)
                                                        ---------                 --------              -------
Income before taxes                                        414,6                  (494,8)                193,4
Income tax benefit (expense)                              (264,0)                  480,5                 (54,8)
                                                        ---------                 --------              -------
Net income/(loss)                                          150,6                   (14,3)                138,6
                                                        =========                 ========              ========

Net income/(loss) per share                              0,00010                (0,00003)              0,00009


Other Financial Data

Gross margin                                                43,3%                  (26,8%)                45,7%
EBITDA(*)                                                  481,1                  (158,4)                384,1
Capital expenditures                                       153,5                    44,2                 134,6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                  954,1                   582,7                 763,8
Total assets                                             4.434,7                 3.867,3               4.361,5
Long term debt                                             275,5                   522,2                 270,3
Total debt                                                 790,9                   630,2                 832,6
Total liabilities                                        2.589,8                 2.320,0               2.376,0
Total shareholders' equity / Net Assets                  1.844,9                 1.547,3               1.985,5

Consolidated Cash Flow Information
Net cash provided by / (used in ) operating activities     319,8                   307,9                 (34,0)
Net cash used in investing activities                     (153,5)                  (44,2)               (190,1)
Net cash provided by / (used in ) financing activities     (34,8)                 (377,2)                 33,8

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14

[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE


            TURKCELL WILL RECOMMEND 100% DIVIDEND DISTRIBUTION AT THE
                             ANNUAL GENERAL MEETING


Istanbul, Turkey: April 6, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that the Turkcell Board of Directors has decided to recommend a 100% dividend distribution of its 2004 distributable net income, to its shareholders. The proposed dividend will be in the form of 50% cash and 50% share distribution. Based on CMB (Capital Markets Board of Turkey) accounts, the net distributable income after legal reserves amounts to TRY500 million (US$367 million*). Accordingly, the total net cash dividend of TRY250 million (US$183 million*) will be distributed to its shareholders, representing a cash dividend of TRY0.000169619 (US$0.0001261*) per ordinary share and approximately TRY0.424 (US$0.315*) per ADR. Also a total stock dividend of TRY380 million including TRY146 million of capital inflation adjustment difference in the legal records will be distributed to shareholders, representing 25.785829% stock dividend per share. Turkcell shareholders will not be subject to a withholding tax deduction from the gross dividend according to the current tax regulations.

The dividend must be approved by Turkcell's shareholders at its Annual General Meeting to be held on April 29, 2005. If the dividend is approved by Turkcell's shareholders, it will commence payment of the cash dividend on May 17, 2005 and it will commence payment of the share dividend on May 31, 2005.

You should note that the cash dividends and stock dividends described above are based on the existing ordinary shares with nominal value TL1,000 (YTL 0.001) and the current ADR ratio of 2,500 existing ordinary shares to one ADR. However, Turkcell is currently in the process of seeking approval from its shareholders to merge 1,000 existing ordinary shares, each having a nominal value of TL1,000 (YTL 0.001), to 1 ordinary share having a nominal value of TRY1. As a consequence, Turkcell will also change its ADR ratio to reflect the reduction in the number of its ordinary shares. Since the foregoing process is subject to the Capital Markets Board's announcement of the procedures for share merger and dematerialization, and as we do not know when such announcement will be made, we can not predict when the foregoing changes will be made. However, to the extent that the changes occur prior to the dividend payment dates, we will make the dividend payments on the basis of the new ordinary shares and the new ADR ratio. In such case, a cash dividend of TRY 0.169619 (US$0.1261*) per ordinary share and approximately TRY 0.424 (US$0.315*) per ADR (assuming a ratio of 2.5 new ordinary shares to one ADR) would be paid.

* Based on Turkish Central Bank's TRY/US$ exchange rate of TRY1.3447 dated April 6, 2005.


                               www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 433 operators in 174 countries as of December 31, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.


                     For further information please contact:


Contact:

Turkcell:                                 Citigate Dewe Rogerson:
--------                                  -----------------------
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212-313-1500                     Tel: +44-207-282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
                                          or
Ferda Atabek, Investor Relations          United States
Tel: + 90-212-313-1275                    Victoria Hofstad
Email: ferda.atabek@turkcell.com.tr       Tel: +1-212-687-8080
                                          Email: vhofstad@sardverb.com
investor.relations@turkcell.com.tr

Media:
------
Ilke Homris, Corporate Communications
Tel:  + 90-212-313-2320
Email: ilke.homris@turkcell.com.tr

Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr

[GRAPHIC OMITTED]



           TURKCELL RECEIVED NECESSARY LEGAL APPROVALS FOR THE CAPITAL
                                CEILING INCREASE


        Subject: Statement made pursuant to Circular VIII, No: 39 of the
                             Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                   ISTANBUL



Special Subjects:


We announced on February 22, 2005 that on February 21, 2005, the Board of Directors of Turkcell decided that the registered capital ceiling of Turkcell shall be increased from TL1,500,000,000,000,000 to YTL2,200,000,000 and that the related article of Turkcell's Articles of Association, titled as "Company Capital", shall be amended as a result of transition to the New Turkish Liras in accordance with the amendment in Law Concerning the Monetary Unit of Turkish Republic, in addition to two other articles, which are titled as "Sharing Duties and Assigning Directors" and "Determination and Distribution of the Profit" after receiving the necessary authorizations and the approval of shareholders.

In addition, we announced on March 31, 2005 that the Agenda of the General Assembly Meeting of the Company for year 2004, which was attached to the Board of Directors' Resolution of the Company, dated February 21, 2005 regarding the invitation to the Ordinary General Assembly and the determination of the agenda items, shall be cancelled and be replaced with a new agenda together with the amendments to the articles of association and that we will apply for the necessary approvals.

Turkcell's applications for determining the registered capital ceiling as 2,200,000,000.-YTL, the paid in capital as 1,474,639,361.- YTL and changing the article 6 ("Share Capital"), article 9 ("Board of Directors"), article 11 ("Meeting of Board of Directors"), article 13 ("Sharing Duties and Assigning Directors") and article 21 ("Determining and Distribution of Profit") of the Articles of Association and the inclusion of a temporary article in the Articles of Association have been approved by the Capital Markets Board and Turkish Trade Ministry and will be presented for the shareholders approval at Turkcell's Annual General Meeting dated April 29, 2005.


CORRECTION
In the annoucement regarding the dividend distribution made on April 7, 2005 we announced that for bonus shares distribution that will start on May 31, 2005, new share coupon number 6 will be used. However, coupon number 4 will be used instead of number 6.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.




                        TURKCELL ILETISIM HIZMETLERI A.S.



                        Nihat Narin               KorayOzturkler
                        Investor Relations        Investor Relations
                        08.04.2005, 12:00         08.04.2005, 12:00




For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date:  April 8, 2005                 By: /s/ MUZAFFER AKPINAR
                                         ------------------------

                                             Name:  Muzaffer Akpinar
                                             Title: Chief Executive Officer